UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              Commerce Group Corp.
                                (Name of Issuer)

                         Common Shares, $0.10 Par Value
                         (Title of Class of Securities)

                                     200654-10-1
                                 (CUSIP Number)

                               Edward L. Machulak
                                    President
                              Commerce Group Corp.
                             6001 North 91st Street
                         Milwaukee, Wisconsin 53225-1795
                                 (414) 462-5310

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2002
            (Date of Event, which requires Filing of this Statement)

If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule  13D/A, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f)
or ss. 240.13d-1(g), check the following box.  [   ]

Note:  Schedules  filed in paper format shall  include a signed  original  and five copies of the  schedule,  including  all  exhibits.  See ss.
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

                              CUSIP No. 200654-10-1

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
         Edward L. Machulak (ELM)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [X]

                  ELM may be  deemed  to be a  member  of a group if he votes in concert with the Issuer's common shares owned by General Lumber & Supply Co., Inc. ("General"), a corporation in which he owns approximately 55% of its common shares. This definition of a group may also include 280,967 of the Issuer's common shares owned by his wife, Sylvia Machulak, and the 500,000 common shares owned by the Sylvia Machulak Rollover Individual Retirement Account ("SM RIRA"). In addition, ELM and his wife jointly own 97,161 common shares. His wife and her SM RIRA disclaim any beneficial relationship.

         (b)       [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

         PF - Paid by partial cancellation of a promissory note and interest issued to ELM by the Issuer.
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant
 to Items 2(d) or 2(e)  N/A
-------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States' citizen; born in Milwaukee, Wisconsin.
--------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
                                             7.   Sole
Voting Power   1,165,242 common shares plus 97,161 of the common shares held jointly with his wife, which amount to 1,262,403 common
shares. -----------------------------------------------------------------.
                    8. Shared Voting Power Sylvia Machulak's 280,967 common shares and the SM RIRA's 500,000 common shares disclaim any beneficial interest and act independently on any decision on the common shares owned by them; therefore, only the 97,161 common shares owned jointly with Sylvia Machulak constitute the common shares' voting power. ELM has the authority to vote the 1,750,000 common shares owned by General.
-----------------------------------------------------------------------------
                    9. Sole Dispositive Power ELM owns 1,165,242 common shares, plus 97,161 common shares jointly with his wife, and 600,000 common shares are owned by his RIRA, for a total of 1,862,403 common shares.
----------------------------------------------------------------------------
                    10. Shared Dispositive Power 97,161 common shares owned jointly with his wife, and 1,750,000 common shares owned by General.
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,165,242 of the Issuer's common shares owned by ELM, 600,000 common shares owned by his RIRA, 97,161 common shares owned jointly with his wife, and 1,750,000 common shares owned by General, for a total of 3,612,403 common shares.

-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)

         The common shares owned by my wife, Sylvia Machulak (280,967), General's options to purchase 250,000 common shares, and the 500,000 common shares owned by the SM RIRA are not included with this reporting person's common shares.

-----------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         ELM, 6.86%; RIRA, 3.26%; General, 9.52% = combined total of 19.64%.

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN

Item 1.  Security and Issuer

The class of securities issued to Edward L. Machulak (ELM) to which this statement relates to is as follows: none, however on May 31, 2002, 622,000 of the Issuer's restricted common shares, $0.10 par value, were sold and issued to a corporation in which ELM owns 55% of the common shares.

The Issuer is a Wisconsin corporation located at 6001 North 91st Street, Milwaukee, Wisconsin 53225-1795.

Item 2.  Identity and Background

This statement is being filed by ELM, an individual,  and a citizen of the
 United States of America, who since September 1972, resided at 903 West Green Tree Road, Milwaukee, Wisconsin 53217.

ELM is also a director and owner of 55% of the issued and outstanding common stock of General Lumber & Supply Co., Inc. ("General"), a Wisconsin-chartered corporation that purchased 622,000 of the Issuer's restricted common shares. As of May 30, 2002, General owns 1,750,000 of the Issuer's common shares, which amount to a 9.52% ownership of the Issuer's common shares as of May 30, 2002. ELM is the Chairman of the Board of Directors (September 1962), the President (September 1962) and Treasurer (1978) of the Issuer. He is also General's Chairman of the Board of Directors since 1952.

During the past five years or more, ELM has not been charged and has not been convicted in any criminal proceeding.

During the past five years or more, ELM has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or was ever subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The purchase of 622,000 restricted common shares by General was made in consideration of a partial cancellation of debt owed by the Issuer to General.

The cash funds, which the Issuer has borrowed from General as of March 31, 2002, together with accrued interest, amount to $1,098,193.

General's purchase of the Issuer's 622,000 restricted common shares is for investment purposes and for the opportunity to gain a profit.

Item 4.  Purpose of Transaction

The purpose of this transaction is to report General's purchase of 622,000 of the Issuer's common restricted shares paid by the partial cancellation of debt owned to General by the Issuer. This affords the Chairman, President and Treasurer of the Issuer's Board of Directors to substantially increase his stock ownership. He believes that it affords him an opportunity to increase his net worth as the Issuer's prospects of resuming its gold production is more likely to happen because of the recent increase in the gold sale price.


ELM has not, except as noted herein, formulated any other plans or proposals which may have or which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as disclosed herein;

(b) An extraordinary corporate transaction being in process, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any unusual change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; except the replacement of one director who is retiring effective on the date of the annual shareholders' meeting;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, by-laws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible fo termination of registration pursuant to Section 12(g)(4) of the Act;
         or

(j)      Any action similar to any of those enumerated above.

It is possible that, at a future date, ELM may acquire additional shares of stock through the open market or privately negotiated transactions. Any such future decision will be made by ELM in light of the then current financial condition and prospects of the Issuer, the market price of the stock, his financial condition, and other relevant factors.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of common shares being acquired by General is 622,000 common shares, $0.10 par value. This amounts to 3.38% of the 18,390,008 common shares issued and outstanding as of May 30, 2002. The total includes the 622,000 common shares. ELM owns 55% of General's issued and outstanding shares. ELM also is a director and chief executive officer of General.



(b)      The sole power to vote the number of common shares based on the  18,390,008  common shares issued and  outstanding as of May 30, 2002,
         is as follows:

                                                                                           Shares           %
1.              ELM's share ownership                                                      1,165,242        6.34
2.              ELM's joint ownership with his wife                                        97,161           .53
3.              ELM Rollover Individual Retirement Account (RIRA)                             600,000         3.26
                                                                                           -----------------------
                Balance ELM shared power to vote                                           1,862,403        10.13
4.              General's share ownership (after issuing 622,000 common shares)            1,750,000          9.52
                                                                                           -----------------------
                Balance - shared power to vote                                             3,612,403        19.64
5.              General's stock options to purchase 250,000 common shares at $.25 on or before July 2, 2003  Not included.


         ELM is a Director, President and Treasurer of the Issuer. He also is a director, chief executive officer and controlling shareholder of General and he retains the voting power. His share ownership, combined with General's, may comprise a group within the meaning of Section 13(d)3 of the Securities Act.

         In addition, ELM's wife owns 280,967 of the Issuer's common shares and her SM RIRA owns 500,000 of the Issuer's common shares, for a total of 780,967 common shares, which amount to 4.25%. She disclaims any beneficial interest that ELM may have in her share ownership.

(c) To the best of ELM's belief and knowledge, with the exception of General's Schedule 13D/A filing disclosing the acquisition of 622,000 of the Issuer's restricted common shares, there were no transactions within the past 60 days by any of the persons named in response to Item 5(a) other than as stated herein, and with the exception of filings (Form 4, if any) that were required to be filed by him with the U.S. Securities and Exchange Commission.

(d) To the best of ELM's belief and knowledge, there is no other person known to have the right to receive or the power to receive dividends or proceeds from the stock options or other rights to stock mentioned herein.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

There are no undisclosed  contracts,  arrangements,  understandings  or relationships with the persons named in Item 2 and with respect to the securities of the Issuer.

In the past, the Issuer had borrowed, on a demand basis, from ELM, shares of the Issuer's common shares which ELM owned. He then sold these shares as designee of the Issuer. The Issuer received all of the net proceeds from the sale of these shares. At such time as ELM demands, the Issuer must return the borrowed shares to him. The interest rate charged and payable with the Issuer's restricted common shares on the shares loaned or pledged to the Issuer is the prime plus three percent payable monthly.

Item 7.  Material to be filed as Exhibits.

None.

The following loan agreements have been filed with the S.E.C. on or before December 31, 1996:

1.       Loan Agreement by and between the Issuer and ELM dated June 20, 1988.
2.      Loan Agreement by and between the Issuer and ELM dated October 14, 1988.
3.       Loan Agreement by and between the Issuer and ELM dated May 17, 1989.
4.       Loan Agreement by and between the Issuer and ELM dated April 1, 1990.

General's Schedule 13D/A filing dated May 30, 2002, is being filed separately.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 30, 2002                     ___/s/Edward L. Machulak________________
      Date                          Edward L. Machulak, Reporting Person